

August 29, 2019

Jesse D. Hallee, Esq.
Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

      Re: Red Cedar Fund Trust
              File Nos. 333-232926 and 811-23459

Dear Mr. Hallee:

On July 31, 2019, you filed a registration statement on Form N-1A for Red Cedar Fund Trust (the "Trust") to register shares of the Red Cedar Short Term Bond Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Fees and Expenses (page 3)

1. The fee table includes a line item for "Acquired Fund Fees and Expenses." If the Fund will be investing in other investment companies, please disclose in the principal investment strategy and risk sections, if applicable.

2. Footnote (3)

    a. The footnote states that for purposes of the Fee Reduction and/or Expense Reimbursement Agreement, Total Annual Fund Operating Expenses exclude "dividend expenses on securities sold short." Please disclose that the Fund will engage in short selling securities in the principal investment strategy and risk sections, if applicable.

    b. Please revise (ii) to clarify that it refers to the expense limitation in effect <u>at the time of repayment</u>.

Principal Investment Strategies (page 4)

3. The disclosure states that the Fund will invest in U.S. dollar denominated bonds issued by foreign governments and corporations. Please clarify if foreign securities include emerging market securities and include risk disclosure, if applicable.

4. The disclosure states that "the Fund may hold debt obligations with a "D" or similar credit rating indicating at least a partial payment default." Please disclose:

    a. If the Fund may continue to hold debt obligations that have their rating reduced to below investment grade, *i.e.*, rated "junk";

    b. How long the Fund will hold debt obligations with a "junk" or "D" or similar rating;

    c. If the Fund will have an investment limit on these types of obligations; and

    d. Applicable risk disclosure that the Fund could hold debt obligations that are "junk" or have a "D" credit rating.

We may have additional comments depending on your responses.

5. The disclosure states the "Fund may shorten or lengthen its average weighted effective maturity for temporary defensive purposes." Please explain to us why the Fund would lengthen its average weighted effective maturity for temporary defensive purposes as lengthening maturity may increase the Fund's interest rate risk.

6. We note the Fund may hold a variety of derivatives. The 80% policy is an asset based test (and not an exposure test). If the Fund intends to include derivatives as part of its 80% policy, the Fund must value the derivatives for purposes of the names rule on a mark-to-market basis (*i.e.*, using the current market price of the derivative, or if it is an OTC derivative, its fair value). Please disclose in the registration statement.

Principal Risks (page 5)

7. The Fund's principal risk disclosure section is excessively long and lists 22 principal risks. Please limit the discussion of the Fund's risks to principal risks. *See* Item 4(b) of Form N-1A.

8. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund's net asset value, yield and total return. *See* speech of Dalia Blass to the ICI, Oct. 25, 2018.

9. The following investments are disclosed as principal strategies: mortgage-backed securities include various types (agency and non-agency), stripped mortgage-backed securities (interest-only or principal-only), commercial mortgage-backed securities, mortgage pass-through securities; asset-back securities; treasury inflation-protected securities; bonds; and unregistered securities (*i.e.* 144A securities). Please add the principal risks of these investments, if applicable.

10. It appears that the Fund will invest significantly in mortgage-backed securities, asset-backed securities and other securitized products. Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end structure. Your response should include further discussion of the extent to which the Fund will invest in these types of investment (*e.g.*, the percentage of Fund assets expected to be allocated to these investments), general market data on the types of investments, and information concerning the relevant factors referenced in the release adopting rule 22e-4 under the Investment Company Act of 1940. *See* Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) at pp. 154-155.

11. Under the heading, "Industry and Sector Risk," please disclose any industries or sectors in which the Fund will invest, if known. Please also include applicable information relating to these industries and sectors in the "Principal Investment Strategies" section.

12. The risk titled "Financial Institutions Risk" states that the Fund may increase the investments in securities issued or guaranteed by financial institutions. Inasmuch as the Fund invests in these securities, please include appropriate disclosure regarding them in the "Principal Investment Strategies" section, if applicable.

13. The risk titled "Variable or Floating Rate Securities Risk" refers to variable or floating rate securities held by the Fund. Inasmuch as the Fund invests in these securities, please include appropriate disclosure regarding them in the "Principal Investment Strategies" section, if applicable.

Performance Summary (page 9)

14. Please tell us the broad-based securities index the Fund intends to use. *See* Instruction 5 to Item 27 of Form N-1A.

Additional Information Regarding the Fund's Investment Objective, Investment Strategies and Related Risks (page 11)

15. Currently, the summary prospectus strategies and risks located in Item 4 disclosure are identical (or provide more information) to the strategies and risks in Item 9 disclosure. Based on the information given in response to Item 9(b) of Form N-1A, please summarize in Item 4 disclosure how the Fund intends to achieve its investment objectives by identifying the Fund's principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally) and the principal risks of those strategies.

The Distributor (page 20)

16. The Fund's fee table includes a line item that may include a Rule 12b-1 fee. If the Fund charges a Rule 12b-1 fee, please provide the information required by Item 12(b) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Investment Limitations (page 33)

17. Regarding the Fund's concentration policies, please provide adjacent narrative disclosure indicating that the Fund will, for the purpose of determining whether the Fund's portfolio is concentrated in a particular industry, consider the concentration of its underlying investment companies when determining the Fund's compliance with its concentration policies.

18. Please confirm to us that the Fund will include non-agency mortgage-backed securities/asset-backed securities in an industry for purposes of complying with the concentration policy.

Trustees and Officers of the Trust (page 35)

19. Please disclose to us the names of the Trustees and Officers of the Trust, as well as the information required in Item 17 of Form N-1A

SIGNATURES

20. We note that the registration statement has been signed by only one Trustee. Please ensure that all future amendments to the registration statement are signed by a majority of Trustees, as required by Section 6(a) of the Securities Act of 1933 ("Securities Act").

GENERAL COMMENTS

21. Is a party other than the Fund's sponsor or one of its affiliates providing the Fund's initial (seed) capital? If yes, please tell us the party providing the seed capital and describe their relationship with the Fund.

22. Please complete or update all information that is currently in brackets or missing in the registration statement (*e.g.*, fee table, expense example, sub-adviser, portfolio managers, purchase and sale of Fund shares, information in the statement of additional information, and exhibits). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

23. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally before filing the pre-effective amendment.

24. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

25. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * *

  If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6478.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Senior Counsel